UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

International Wire Group, Inc.

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

460933104

(CUSIP Number)

December 31, 2008

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☐	Rule 13d-1(c)
☒	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 460933104

1.	Names of Reporting Persons Blackport Capital Fund Ltd.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 499,999

	6.	Shared Voting Power 0

	7.	Sole Dispositive Power 499,999

	8.	Shared Dispositive Power 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 499,999

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 5.0%

12.	Type of Reporting Person (See Instructions) OO

CUSIP No. 460933104

1.	Names of Reporting Persons Blackstone Distressed Securities Advisors LP

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 499,999

	6.	Shared Voting Power 0

	7.	Sole Dispositive Power 499,999

	8.	Shared Dispositive Power 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 499,999

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 5.0%

12.	Type of Reporting Person (See Instructions) PN

CUSIP No. 460933104

1.	Names of Reporting Persons Blackstone DD Advisors L.L.C.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 499,999

	6.	Shared Voting Power 0

	7.	Sole Dispositive Power 499,999

	8.	Shared Dispositive Power 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 499,999

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 5.0%

12.	Type of Reporting Person (See Instructions) OO

CUSIP No. 460933104

1.	Names of Reporting Persons Stephen A. Schwarzman

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0

	6.	Shared Voting Power 499,999

	7.	Sole Dispositive Power 0

	8.	Shared Dispositive Power 499,999

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 499,999

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 5.0%

12.	Type of Reporting Person (See Instructions) IN

CUSIP No. 460933104

1.	Names of Reporting Persons Peter G. Peterson

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0

	6.	Shared Voting Power 0

	7.	Sole Dispositive Power 0

	8.	Shared Dispositive Power 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 0

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 0%

12.	Type of Reporting Person (See Instructions) IN

CUSIP No. 460933104

Item 1.
(a)	Name of Issuer International Wire Group, Inc. (the “Issuer”).
(b)	Address of Issuer’s Principal Executive Offices The Issuer’s principal executive offices are located at 12 Masonic Avenue, Camden, NY 13316.

Item 2.
(a)

Name of Person Filing
This Schedule 13G is filed by:

(i)   Blackport Capital Fund Ltd.;

(ii)  Blackstone Distressed Securities Advisors LP;

(iii) Blackstone DD Advisors L.L.C.; and

(iv) Stephen A. Schwarzman; and

(v)  Peter G. Peterson (collectively, the “Reporting Persons”).

This statement relates to the Shares (as defined below) held by Blackport Capital Fund Ltd., a Cayman Islands limited company (the “Fund”).  Blackstone Distressed Securities Advisors LP serves as the investment advisor to the Fund.  Blackstone DD Advisors L.L.C. is the general partner of Blackstone Distressed Securities Advisors LP.  Mr. Schwarzman is one of the founding members of Blackstone DD Advisors L.L.C.

As previously announced, Peter G. Peterson retired from The Blackstone Group L.P. as of December 31, 2008 and effective as of that date he also withdrew as a member (and accordingly as a founding member) of Blackstone DD Advisors L.L.C.  Therefore Mr. Peterson will no longer be deemed to be the beneficial owner of any shares of International Wire Group, Inc.

(b)	Address of Principal Business Office or, if none, Residence The principal office and business address of each of the Reporting Persons is: 345 Park Avenue New York, NY 10154
(c)

Citizenship
Blackport Capital Fund Ltd. is organized under the laws of the Cayman Islands.  Each of Blackstone Distressed Securities Advisors LP and Blackstone DD Advisors L.L.C. is organized under the laws of the State of Delaware.  Messrs.  Schwarzman and Peterson are citizens of the United States.

(d)	Title of Class of Securities Common Stock, par value $0.01 per share (the “Shares”)
(e)	CUSIP Number 460933104

CUSIP No. 460933104

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:
Not Applicable

Item 4.	Ownership
Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.
(a)

Amount beneficially owned:

As of December 31, 2008, each of the Reporting Persons, other than Peter G. Peterson, may be deemed to be the beneficial owner of the aggregate 499,999 Shares held by the Fund.

(b)

Percent of class:

Based on the Issuer having 9,986,202 Shares outstanding (the number of Shares outstanding as of October 31, 2008 reported by the Issuer in its most recent Quarterly Report on Form 10-Q), as of December 31, 2008, each of the Reporting Persons, other than Peter G. Peterson,  may be deemed to be the beneficial owner of approximately 5.0% of the total number of Shares outstanding.

	(c)	Number of shares as to which the person has: Blackport Capital Fund Ltd.
		(i)	Sole power to vote or to direct the vote 499,999
		(ii)	Shared power to vote or to direct the vote 0
		(iii)	Sole power to dispose or to direct the disposition of 499,999
		(iv)	Shared power to dispose or to direct the disposition of 0

Blackstone Distressed Securities Advisors LP
		(i)	Sole power to vote or to direct the vote 499,999
		(ii)	Shared power to vote or to direct the vote 0
		(iii)	Sole power to dispose or to direct the disposition of 499,999
		(iv)	Shared power to dispose or to direct the disposition of 0

CUSIP No. 460933104

Blackstone DD Advisors L.L.C.
	(i)	Sole power to vote or to direct the vote 499,999
	(ii)	Shared power to vote or to direct the vote 0
	(iii)	Sole power to dispose or to direct the disposition of 499,999
	(iv)	Shared power to dispose or to direct the disposition of 0

Mr. Stephen A. Schwarzman
	(i)	Sole power to vote or to direct the vote 0
	(ii)	Shared power to vote or to direct the vote 499,999
	(iii)	Sole power to dispose or to direct the disposition of 0
	(iv)	Shared power to dispose or to direct the disposition of 499,999

Mr. Peter G. Peterson
	(i)	Sole power to vote or to direct the vote 0
	(ii)	Shared power to vote or to direct the vote 0
	(iii)	Sole power to dispose or to direct the disposition of 0
	(iv)	Shared power to dispose or to direct the disposition of 0

Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following   ☒.

As of December 31, 2008, Peter G. Peterson ceased to be a beneficial owner of more than five percent of the Shares.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person
Not Applicable

CUSIP No. 460933104

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person
Not Applicable

Item 8.	Identification and Classification of Members of the Group
Not Applicable

Item 9.	Notice of Dissolution of Group
Not Applicable

Item 10.	Certification
Not Applicable

CUSIP No. 460933104

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 17, 2009

BLACKPORT CAPITAL FUND LTD.

By:	/s/ George Fan
Name: George Fan
Title: Attorney-in-Fact

BLACKSTONE DISTRESSED SECURITIES
ADVISORS LP

By:	/s/ George Fan
Name: George Fan
Title: Attorney-in-Fact

BLACKSTONE DD ADVISORS L.L.C.

By:	/s/ Stephen A. Schwarzman
Name: Stephen A. Schwarzman
Title: Founding Member

/s/ Stephen A. Schwarzman
Name: Stephen A. Schwarzman

/s/ Peter G. Peterson
Name: Peter G. Peterson